June 17, 2009

Dear Stockholder:

2008 proved to be a difficult year for Eurasia. The effects of the deteriorating financial markets, exacerbated by rapidly falling oil prices from mid-year, combined to create an atmosphere of uncertainty in the oil sector.  Azerbaijan, our primary focus of activity, is not immune from these circumstances and progress on new projects there has slowed noticeably.

In December 2005 Eurasia entered into a Memorandum of Understanding (“MOU”) with the State Oil Company of the Azerbaijan Republic (“SOCAR”) which granted us the exclusive right to negotiate a Production Sharing Agreement (“PSA”) for a 600 square kilometre offshore oil and gas block in the shallow to medium depth coastal waters of Azerbaijan. The MOU was valid for one year and in this period an exclusive and detailed study of the block, using a comprehensive data set provided by SOCAR, was completed for us by an independent petroleum consultancy firm. The results of the study satisfied us that, under prevailing PSA terms and then current oil prices, the existing proven reserves could continue to be produced economically, and that the large exploration area had good potential for commercial discoveries. Unfortunately, notwithstanding our reasonable expectations that we would be given permission by SOCAR to proceed to negotiate a PSA, our requests to do so were declined in early 2007.

Against the background of continuing litigation that has impeded the company since early 2006 and the more recent impact of the global financial crisis and low oil prices, it has not been possible for the company to make further progress on the project in Azerbaijan.  Despite these setbacks, we are continuing our efforts to bring the project to fruition.

The Annual Meeting of Stockholders (the “Annual Meeting”) of Eurasia Energy Limited will be held on Tuesday, July 14, 2009, starting at 2:00 p.m. (local time in Anguilla, B.W.I.), at 294 Heywood House, Anguilla, British West Indies.

Important information concerning the matters to be acted upon at the meeting is contained in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.  The business to be conducted at the Annual Meeting includes the election of our directors; ratification of the appointment of Peterson Sullivan LLP as independent auditors for the Company for the 2009 fiscal year; and consideration of any other matter that may properly come before the meeting and any adjournment or postponement thereof.

Our Board of Directors has fixed the close of business on May 29, 2009, as the record date for determining those stockholders who are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

Your vote is important. Registered stockholders can vote their shares by mailing back the accompanying proxy card.  Voting by written proxy will ensure your representation at the Annual Meeting if you do not attend in person.  Mailing your completed proxy card will not prevent you from voting in person at the Annual Meeting if you wish to do so.

A copy of our Annual Report on Form 20-F for the year ended December 31, 2008, is included in this mailing to all stockholders entitled to notice of and to vote at the Annual Meeting.

Sincerely yours,

/s/ Gerald R. Tuskey

Gerald R. Tuskey,

Director, Eurasia Energy Limited